SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                Commission File Number:  0-32273

(Check One):
[ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F                    [x] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For period ended October 31, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR


For the transition period ended________________________________


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              PART I
                      REGISTRANT INFORMATION



Full name of registrant          Kingdom Ventures, Inc.
                          _________________________________________________

Former name if applicable _________________________________________________

Address of principal executive office (Street and number)

                        1045 Stephanie Way
                         __________________________________________________

City, state and zip code     Minden, Nevada 87107
                         __________________________________________________

                             PART II
                     RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     |
     |(a)  The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     |
 [X] |(b)  The subject annual report, semi-annual report, transition report on
     |     Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof
     |     will be filed on or before the 15th calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
     |     before the fifth calendar day following the prescribed due date;
     |     and
     |
     |(c)  The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.



                             PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Registrant requires additional time to file Form 10-QSB so that it can complete the necessary information to file a complete an accurate report.

                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Gene Jackson      (775)          267-2242
______________________________________________________________________________
        (Name)      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      Kingdom Ventures, Inc.
    __________________________________________________________
           (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 16, 2002                By   /s/ Gene Jackson
     _________________                  ____________________________________
                                               Gene Jackson
                                               President


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                       GENERAL INSTRUCTIONS

     1. This form is required by rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                          ATTACHMENT TO
                          FORM 12b-25 OF
                      KINGDOM VENTURES, INC.

                         Part IV, Item 3.

     The Company saw a significant change in its results of operations for the period ended October 31, 2002 as compared to the period ended October 31, 2001 as a result of the Company's acquisition of several businesses, including most significantly, 67% of the stock of Xtreme Notebooks, Inc., a Nevada corporation, in April 2002. Largely as a result of such acquisition, the Company's revenues overall increased dramatically, from $84,242 for the three months ended October 31, 2001 to $842,362 for the three months ended October 31, 2002. Revenues during the nine months ended October 31, 2002 increased to $2,372,235 from $492,253 for the nine months ended October 31, 2001. The Company's total operating expenses also increased significantly, from $94,254 for the three months ended October 31, 2001 to $262,543 for the three months ended October 31, 2002, and from $452,234 for the nine months ended October 31, 2001 to $600,057 for the nine months ended October 31, 2002. Lastly, the Company's net loss during the three months ended October 31, 2002 increased to $79,945 from $27,865 for the same period of 2001 whereas the Company's net loss decreased for the nine months ended October 31, 2002, from $59,416 for the nine months ended October 31, 2001 to $11,016 for the nine months ended October 31, 2002.